Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No.'s 333-87236 and 333-105187 and Form S-3 No.'s 333-104886 and 333-109108) pertaining to the 2002 Stock Incentive Plan, the 2003 Employee Stock Purchase Plan, the 34 million shares of common stock of a selling stockholder, and the 4.25% Convertible Notes, respectively, of ExpressJet Holdings, Inc., of our report dated March 11, 2005, with respect to the consolidated financial statements and schedule of ExpressJet Holdings, Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2004.

/s/ Ernst & Young LLP

Houston, Texas
March 11, 2005